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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  17 March 2003


                               PREMIER FARNELL PLC
                               -------------------


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                       ---                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                    No  X
                               ---                   ---

         If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PREMIER FARNELL PLC
                                                       (Registrant)


         Date:   March 17, 2003                 By: Steven John Webb
                                                    ---------------------------
                                                    Steven John Webb
                                                    Group Company Secretary and
                                                    General Counsel



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              PREMIER FARNELL WINS (pound)30M ROLLS-ROYCE CONTRACT


LONDON, 17th MARCH, 2003: Premier Farnell, (LSE:PFL, NYSE: PFP), the global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, has been awarded a three year contract (subject to annual review) with Rolls-Royce plc, with total anticipated sales of over (pound)30m.

The contract is to supply a broad range of industrial consumables such as hand tools, safety products, abrasives and electronic components to eight separate Rolls Royce sites throughout the UK. Premier Farnell subsidiaries, Buck & Hickman and Farnell, are involved in the contract, anticipated to generate annual sales in the order of (pound)10 million.

Commenting on this contract win, John Hirst, Chief Executive, Premier Farnell, said: "This proves once again how well positioned Premier Farnell has become to meet the demands of major corporations as it comes hard on the heels of the Vauxhall Motors contract announced in October. On an annualised basis, this is the largest contract we have ever secured."

For business critical MRO items, Premier Farnell will supply Rolls Royce with product at point-of-use, via its Vendor Managed Inventory (VMI) stocking solution. This uses electronic inventory control software, to automatically re-order the stock required, with next day replenishment of stocking locations. This will be backed up by a tailored online catalogue through Exostar, the aerospace and defence trading exchange, for on-demand ordering of standard consumable products.

This consolidation of consumable requirements within a single contract is consistent with Rolls-Royce Procurement's commodity management strategy for MRO requirements, and is anticipated to generate benefits from improved service levels, reduced total cost of acquisition and reduced transaction levels.

- ENDS -


FOR FURTHER INFORMATION PLEASE CONTACT:

Premier Farnell plc
NICHOLAS ROSS                       +44 (0)870 129 8608
CAROLINE WALKER

Financial Dynamics
RICHARD MOUNTAIN           +44 (0)20 7269 7291

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